CPI AEROSTRUCTURES, INC.

91 Heartland Blvd.

Edgewood, New York 11717

April 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Jenny O’Shanick, Esq.

Re:	CPI AEROSTRUCTURES, INC.
Registration Statement on Form S-3
Filed March 31, 2026 File No. 333-294801

Dear Ms. O’Shanick:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CPI Aerostructures, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:15pm EDT on Tuesday, April 14, 2026, or as soon as thereafter practicable.

Very truly yours,
/s/ DORITH HAKIM
Dorith Hakim
President and Chief Executive Officer